SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                THE SANDS REGENT
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    800091100
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
         Stephen Feinberg                            Robert G. Minion, Esq.
         450 Park Avenue                             Lowenstein, Sandler, Kohl,
         28th Floor                                     Fisher & Boylan, P.A.
         New York, New York  10022                   65 Livingston Avenue
         (212) 421-2600                              Roseland, New Jersey  07068
                                                     (201) 992-8700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 16, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 2.   Identity and Background.

     The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, LLC, the general partner of Cerberus Partners, L.P. ("Cerberus"), (ii) the investment manager for each of Cerberus International, Ltd. ("International"), Ultra Cerberus Fund, Ltd. ("Ultra") and certain other private investment funds (the "Funds") and
(iii) the manager member of Madeleine LLC, a limited liability company organized under the laws of New York ("Madeleine" and, collectively with Cerberus, International and Ultra, the "Feinberg Affiliates"). Cerberus, International, Ultra, the Funds and Madeleine are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 4.  Purpose of Transaction.

     The acquisition of the shares of common stock of the Company is for investment purposes on behalf of Cerberus, International, Ultra and the Funds, respectively. In addition, on July 16, 1997, Madeleine agreed to provide up to $500,000 of financing to Desert Golden Sun, LLC, a limited liability company organized under the laws of Nevada ("DGS"), to enable DGS to satisfy an escrow payment obligation (the "Escrow Financing") with respect to DGS's proposed acquisition of 2,057,618 shares of common stock of the Company from certain shareholders of the Company pursuant to the terms of a letter agreement, dated June 27, 1997, as amended as of July 15, 1997, by and among DGS and certain shareholders of the Company (the "DGS Letter Agreement"). In addition, Madeleine (or one or more of its affiliates) may in the future consider providing all or a portion of the financing necessary to enable DGS to acquire the 2,057,618 shares of common stock of the Company pursuant to the DGS Letter Agreement, although no agreement to do so has been entered into between Madeleine (or any of its affiliates) and DGS (or any other person). Also, the DGS Letter Agreement requires the shareholders of the Company who are party thereto to use their best efforts to assist DGS, upon consummation of the purchase of the 2,057,618 shares of common stock of the Company, in gaining control of the Company's board of directors (and various other matters related thereto). Although it is possible that Stephen Feinberg will vote the shares of common stock of the Company, if any, then held by the Feinberg Affiliates and the Funds in favor of DGS gaining control of the Company upon DGS's consummation of the purchase of the 2,057,618 shares of common stock of the Company, neither Stephen Feinberg nor the Feinberg Affiliates have entered into or reached any agreement with DGS or any other person to do so and the determination of whether or not to do so by Mr. Feinberg will be based on such factors which he at that time deems relevant, including but not limited to whether or not Madeleine (or any of its affiliates) agrees to provide financing to DGS in addition to the Escrow Financing to enable DGS to acquire the 2,057,618 shares of common stock of the Company pursuant to the DGS Letter Agreement. Other than as set forth herein, neither Stephen Feinberg nor the Feinberg Affiliates have any present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As described in Item 4 above, Madeleine has agreed to provide the Escrow Financing to DGS in connection with DGS's efforts to acquire 2,057,618 shares of common stock of the Company from certain shareholders of the Company pursuant to the terms of the DGS Letter Agreement and may in the future consider making additional financing available to DGS. Other than as set forth herein, no contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of the Company between Stephen Feinberg or the Feinberg Affiliates and any person or entity.

Item 7. Material to be Filed as Exhibits.

     1. Letter Agreement, dated June 27, 1997, as amended as of July 15, 1997, by and among Desert Golden Sun, LLC and certain shareholders of the Company.

     2. Demand Promissory Note, dated July 17, 1997, made by Desert Golden Sun, LLC in favor of Madeleine LLC.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            July 19, 1997


                                            /s/ Stephen Feinberg
                                            ___________________________
                                            Stephen Feinberg, in his capacity as
                                            the manager member of Madeleine LLC,
                                            the  general   partner  of  Cerberus
                                            Associates, LLC, the general partner
                                            of Cerberus  Partners,  L.P.  and as
                                            the  investment  manager for each of
                                            Cerberus International,  Ltd., Ultra
                                            Cerberus Fund, Ltd. and the Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                             Desert Golden Sun, LLC
                            1055 E. Tropicana Avenue
                                    Suite 200
                             Las Vegas, Nevada 89119
                                  June 27, 1997


Pete Cladianos, Jr.
345 North Arlington Avenue
Reno, Nevada 89501

Dear Pete:

         By execution of this letter agreement (this "Letter Agreement"), each of the undersigned shareholders (the "Shareholders") of The Sands Regent (the "Company") hereby irrevocably agrees to sell (the "Purchase") to Desert Golden Sun, LLC (the "Purchaser") the number of shares of common stock of the Company set forth opposite such Shareholder's name on Exhibit A annexed hereto, totaling 2,057,618 shares (collectively, the "Shares"), upon the terms and conditions set forth herein.

          1. Consideration for the Purchase. As consideration for entering into this Letter Agreement, the Purchaser shall pay to the Shareholders an aggregate amount of $100.00. Within Five (5) days of the date of this Letter Agreement, the
                    Purchaser shall place in escrow, upon terms mutually agreeable to the parties hereto, $499,900.00 (the "Escrow Amount"). The Purchaser shall have Twenty-One (21) days from the date of this Letter Agreement to commence proceeding for approval from all appropriate gaming authorities. The Purchaser shall have Ninety (90) days from the date of this Letter Agreement to negotiate with Wells Fargo Bank (the "Bank"), the holder of certain debt owed by the Company, to receive the Bank's approval of the consummation of the transaction outlined herein or to purchase the Company's debt from the bank. If the Purchaser does not reach agreement with the Bank, this Letter Agreement will terminate and the Escrow Amount will be returned to the Purchaser. The Shareholders will not be obligated to place the Shares in the escrow until (i) an agreement between the Bank and the Purchaser has been reached, or (ii) the Purchaser has placed the entire Purchase Price in escrow.

                    The Escrow Amount shall be immediately payable to the Shareholders, and credited toward the Purchase Price, if, on or before the Expiration Date, the Purchaser has received all requisite approvals from all applicable gaming and regulatory authorities with respect to the Purchase. The Escrow Amount shall be payable to the Shareholders if the Purchase is not consummated as a consequence of the Purchaser's breach of any representation, warrant or covenant set forth herein. The Escrow Amount shall not be payable to the Shareholders and it shall be refunded to the Purchaser by the Shareholders if previously distributed, if any approvals received from gaming authorities have been rescinded or cease to be in effect or if the Shareholders have breached any representation, warranty or covenant set forth herein. If the Bank rescinds its consent to the transaction contemplated hereby or fails to consummate the sale of the Company's debt to the Purchaser, then the Purchaser still has the obligation to proceed to consummate the purchase of the Stock.

          2. Closing. The Purchaser shall have until November 30, 1997 (the "Expiration Date") to consummate the Purchase (the "Closing"). The Purchaser shall notify the Shareholders of the date of Closing by written notice.

          3. Purchase Price. The Purchase shall be consummated upon payment by the Purchaser to the Shareholders of a total of $6,172,854 (i.e. $3.00 per Share) (the "Purchase Price") in cash at the Closing, inclusive of the Escrow Amount, pursuant to definitive agreements reasonably acceptable to the parties hereto. In addition, Purchaser agrees to compensate Shareholders for all of their costs and expenses associated with the Purchase, including attorneys fees, provided, however, that such costs and expenses shall not exceed $35,000.

          4. Representations of the Shareholders. Each of the Shareholders, jointly and severally, represents, warrants and covenants that as of the date hereof and through the Closing (i) each Shareholder owns and will own the Shares set forth opposite such Shareholder's name on Schedule A hereto free and clear of any lien or encumbrance, (ii) each Shareholder has and will have the authority to enter into the Letter Agreement and perform its obligations hereunder and (iii) this Letter Agreement is and will be enforceable against each Shareholder in accordance with its terms.

          5. Representations of the Purchaser. The Purchaser, and Shawn Scott individually, jointly and severally, represent, warrant and covenant that as of the date hereof through the Closing (i) Shawn Scott has and will have the authority to enter into the Letter Agreement on behalf of the Purchaser,
                    (ii) Purchaser has the authority to perform its obligations hereunder (iii) this Letter Agreement is and will be enforceable against Purchaser in accordance with its terms and (iv) the Shares will not be acquired by Purchaser with a view to the distribution thereof within the meaning of the Securities act of 1933, as amended.

          6.        Definitive  Documentation:  Best Efforts;  Control of Board.
                    Each of the Shareholders jointly and severally agrees to cause the Company to make available to the Purchaser and its representatives, such information as the Purchaser may reasonably request. Except as may be required by applicable law or applicable regulatory or governmental authorities and regulations, non-public information thus obtained by the Purchaser will be treated as confidential and, if the Purchase is not consummated, all documents or copies thereof obtained by the Purchaser will be returned to the Company or the Shareholders. Each of the Shareholders jointly and severally agrees to use best efforts to enter into definitive documentation prior to the Expiration Date and to cooperate with the Purchaser and the applicable gaming and regulatory authorities in obtaining prior to the Expiration Date all requisite approvals from such authorities for the Purchase. The shareholders jointly and severally agree to use their best efforts to assist the Purchaser in gaining control of the Company's board of directors promptly after the Closing.

          7. Operation of Business; No Other Sale. After the date hereof and prior to the termination of the Letter Agreement, each of the Shareholders jointly and severally agrees to cause the Company to be operated in the ordinary course of business. The Shareholders jointly and severally agree that none of them will accept any other offer to obtain control of, or ownership or, all or any portion of the Shares prior to the Expiration Date.

          8. Employment Agreements. After the Closing, Pete Cladianos, Jr., and Pete Cladianos, III, have agreed to continue their employment with the Company. The basic terms for employment are set forth on Exhibit B which is attached to this Letter Agreement and made a part of it by this reference. Pete Cladianos, Jr., and Pete Cladianos, III, have agreed to be bound by the terms of those agreements. The parties will enter into formal employment agreements, the execution of which will be a condition of Closing.

          9. No Purchase of Bank Debt. The Shareholders jointly and severally agree that they will not, directly or indirectly, purchase the Company's debt to the Bank.

          10. No Public Announcement. None of the Shareholders, on the one hand, or the Purchaser, on the other hand, will make any public statement or announcement with respect to the subject matter of this Letter Agreement without the prior approval of the other, except that in the event the parties are unable to agree on a public statement or announcement and legal counsel for a party is of the opinion that such statement or announcement is required by law, then such party may issue the legally required statement or announcement.

          11. Termination. This Letter Agreement shall terminate if the Closing has not occurred by November 30, 1997 (the "Expiration Date") or as provided in Sections 1 above unless extended by mutual written agreement among the parties hereto.

          12. Enforceability. The Shareholders' obligation to sell the Shares on the terms set forth in paragraph 3 shall be binding upon the Shareholders during the term of this Letter Agreement. This Letter Agreement is a binding and enforceable agreement between the parties hereto, and each party agrees not to institute or participate in any proceeding seeking to establish that this Letter Agreement does not constitute a binding and enforceable agreement. The representations, warranties and covenants herein shall survive the Closing. All parties shall be considered the draftsman of the Letter Agreement in any dispute where that issue is relevant.

          13. Governing Law. This Letter Agreement may be governed by the laws of the state of Nevada applicable to agreements made and to be performed entirely within such State.

          14. Exclusive Jurisdiction. It is agreed that the Second Judicial District Court of the State of Nevada, in and for the County of Washoe, shall be the sole and exclusive forum for the resolution of any disputes arising among any of the parties to this Letter Agreement. In the event that any litigation commenced in the Second Judicial District Court of the State of Nevada, in and for the County of Washoe, is properly removable to a Federal Court under the laws of the United States of America, such removal shall take place if the legal basis for removal exists; provided, however, that the parties to this Letter Agreement agree that the exclusive venue of the Federal forum for the resolution of any disputes shall be the United States District Court for the District of Nevada, Northern Nevada Division, located in Reno, Nevada.

          15. Counterparts. This Letter Agreement may be executed in counterparts, each of which shall be an original, and all of which together shall constitute one and the same Letter Agreement.

          16. Attorney's Fees. If a legal action or other proceeding is brought for enforcement of the Letter Agreement because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Letter Agreement, the successful or prevailing party shall be entitled to recover reasonable attorney's fees and costs incurred, both before and after judgment, in addition to any other relief to which they may be entitled.

If this Letter Agreement accurately reflects our understanding, please so indicate by signing the original and duplicate of this letter and returning a fully executed copy to the undersigned.

                                              Very truly yours,

                                              Desert Golden Sun, LLC


                                              By: /s/ Shawn Scott
                                                  ________________________
                                                  Shawn Scott, Manager




/s/ Pete Cladianos Jr.                       /s/ Pete Cladianos Jr.
______________________________               ______________________________
PETE CLADIANOS, JR., Trustee                 PETE CLADIANOS, JR., Trustee of the
of the Pete Cladianos, Jr. Trust             Pete Cladianos, Jr. Trust
FBO Allison Cladianos                        FBO Leslie Cladianos



/s/ Pete Cladianos, Jr.                      /s/ Katherene Johnson Latham
___________________________________          ___________________________________
PETE CLADIANOS, JR., Trustee                 KATHERENE JOHNSON LATHAM, Trustee
of the Antonia Cladianos II Grantor          of the Katherene J. Latham 1988
Retained Annuity Trust                       Trust (Living Trust)



/s/ Pete Cladianos, Jr.                      /s/ Deborah R. Lundgren
___________________________________          ___________________________________
PETE CLADIANOS, JR., Trustee                 DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos, Jr. Trust             of the Deborah R. Lundgren 1986
FBO Antonia Cladianos II                     Trust (Living Trust)


/s/ Pete Cladianos, Jr.                      /s/ Deborah R. Lundgren
___________________________________          ___________________________________
PETE CLADIANOS, JR., Trustee                 DEBORAH R. LUNDGREN, Trustee
of the Katherene Johnson Latham Trust        of the Gregory Kent Lundgren Trust
FBO Antonia Cladianos II


/s/ Pete Cladianos, Jr.                      /s/ Deborah R. Lundgren
___________________________________          ___________________________________
PETE CLADIANOS, JR., Trustee                 DEBORAH R. LUNDGREN, Trustee
of the Second Amended                        of the Pete Cladianos, Jr. Trust
Antonia Cladianos II Trust                   FBO Gregory K. Lundgren


/s/ Pete Cladianos, Jr.                      /s/ Deborah R. Lundgren
___________________________________          ___________________________________
PETE CLADIANOS, JR., Trustee                 DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos III Grantor            of the Katherene Johnson Latham
Retained Annuity Trust                       Trust FBO Gregory K. Lundgren


/s/ Pete Cladianos, Jr.                      /s/ Pete Cladianos, Jr.
___________________________________          ___________________________________
PETE CLADIANOS, JR., Trustee                 DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos Jr. Trust              of the Katherene R. Lundgren Trust
FBO Pete Cladianos III


/s/ Pete Cladianos, Jr.                      /s/ Deborah R. Lundgren
___________________________________          ___________________________________
PETE CLADIANOS, JR., Trustee                 DEBORAH R. LUNDGREN, Trustee
of the Katherene Johnson Latham Trust        of the Pete Cladianos, Jr. Trust
FBO Pete Cladianos III                       FBO Katherene R. Lundgren


/s/ Pete Cladianos, Jr.                      /s/ Deborah R. Lundgren
___________________________________          ___________________________________
PETE CLADIANOS, JR., Trustee                 DEBORAH R. LUNDGREN, Trustee
of the Second Amended                        of the Katherene Johnson Latham
Pete Cladianos III Trust                     Trust FBO Katherene R. Lundgren


/s/ Pete Cladianos, Jr.                      /s/ Deborah R. Lundgren
___________________________________          ___________________________________
PETE CLADIANOS, JR., Trustee                 DEBORAH R. LUNDGREN, Custodian
of the Leslie Cladianos Grantor              for Katherene R. Lundgren under
Retained Annuity Trust                       Nevada Uniform Transfers to Minors
                                             Act

/s/ Pete Cladianos, Jr.                      /s/ Pete Cladianos, Jr.
___________________________________          __________________________________
PETE CLADIANOS, JR., Trustee                 PETE CLADIANOS, JR., Trustee
of the Katherene Johnson Latham Trust        of the Pete Cladianos, Jr. Living
FBO  Leslie Cladianos                        Trust



PETE CLADIANOS, JR.                          PETE CLADIANOS, III

                                   EXHIBIT "A"



      Shareholder                                           Date of Trust                     Number of
                                                                                                Shares

Pete   Cladianos,   Jr.   Trust  FBO   Allison                  12/09/91                        6,293
Cladianos, Pete Cladianos, Jr., Trustee

Antonia  Cladianos II Grantor Retained Annuity                  08/13/93                      100,000
Trust, Pete Cladianos, Jr., Trustee

Pete   Cladianos,   Jr.   Trust  FBO   Antonia                  12/22/86                       17,013
Cladianos II, Pete Cladianos, Jr., Trustee

Katherene  Johnson  Latham  Trust FBO  Antonia                  12/22/86                       10,567
Cladianos II, Pete Cladianos, Jr., Trustee

Second  Amended  Antonia  Cladianos  II  Trust                  02/22/87                      213,376
Pete Cladianos, Jr., Trustee

Pete  Cladianos III Grantor  Retained  Annuity                  08/13/93                      100,000
Trust, Pete Cladianos, Jr., Trustee

Pete  Cladianos,  Jr. Trust FBO Pete Cladianos                  12/22/86                       17,013
III, Pete Cladianos, Jr., Trustee

Katherene   Johnson   Latham  Trust  FBO  Pete                  12/22/86                       10,567
Cladianos III, Pete Cladianos, Jr., Trustee

Second Amended Pete Cladianos III Trust,  Pete                  02/19/87                      224,162
Cladianos, Jr., Trustee

Leslie  Cladianos   Grantor  Retained  Annuity                  08/13/93                      200,000
Trust, Pete Cladianos, Jr., Trustee

Pete   Cladianos,   Jr.   Trust   FBO   Leslie                  11/26/91                       17,103
Cladianos, Pete Cladianos, Jr., Trustee

Katherene  Johnson  Latham  Trust  FBO  Leslie                  12/08/92                        2,949
Cladianos, Pete Cladianos, Jr., Trustee

Pete   Cladianos,   Jr.  Living  Trust,   Pete                  05/25/89                      156,041
Cladianos, Jr., Trustee

Katherene   J.  Latham   1988  Trust   (Living                  08/08/88                      345,674
Trust), Katherene J. Latham, Trustee

Deborah  R.   Lundgren   1986  Trust   (Living                  09/03/86                      547,026
Trust), Deborah R. Lundgren, Trustee

Gregory  Kent   Lundgren   Trust   Deborah  R.                  03/29/93                       28,175
Lundgren, Trustee

Pete  Cladianos,  Jr.  Trust  FBO  Gregory  K.                  12/01/88                       10,659
Lundgren, Deborah R. Lundgren, Trustee

Katherene  Johnson Latham Trust FBO Gregory K.                  12/01/88                        6,083
Lundgren, Deborah R. Lundgren, Trustee

Katherene  R.  Lundgren   Trust,   Deborah  R.                  03/29/93                       28,175
Lundgren, Trustee

Pete  Cladianos,  Jr.,  Trust FBO Katherene R.                  12/22/86                       10,659
Lundgren, Deborah R. Lundgren, Trustee

Katherene  Johnson  Latham Trust FBO Katherene                  12/22/86                        6,083
                                                                                                -----
R. Lundgren, Deborah R. Lundgren, Trustee

                                                                                            2,057,618
                                                                                            =========

                                   EXHIBIT "B"


            The employment agreements would be structured as follows:



         Terms of agreements to be 72 months.

         For Pete Cladianos, Jr., compensation will be $20,000 per month for the first 36 months and $15,000 per month for the next 36 months. For Pete Cladianos, III, compensation will be $10,000 per month for the first 36 months and $15,000 for the next 36 months. These amounts will be adjusted annually to reflect changes in the Consumer Price Index.

         Both will receive:

         Company rental car provide through rental care agency for the term.

         Membership in Prospectors Club for the term.

         Membership in Montreux or similar comparable facility for the term.

         Health Insurance at a level comparable to current coverage for the term.

         Declining term life insurance in an amount equal to the remaining unpaid balance of the agreed salary for the term.

         Indemnity from the lawsuit regarding the Copa Casino from The Company.


         The agreements will be structured in a way that if Pete Cladianos, Jr., and Pete Cladianos, III, determine that it would be more advantageous to shift workload to one or the other of them, that compensation will be adjusted to take into account that determination.

         The agreements will not become effective until approved by the Company's board of directors. The buyer agrees to use his best efforts to secure approval of the board. In the event the agreements are disapproved or modified by the board of directors, Purchaser will make a payment to Pete Cladianos, Jr., and Pete Cladianos, III, equal to the value of the agreements outlined above, or, if the modified agreements are acceptable to Pete Cladianos Jr., and Pete Cladianos, III, in their sole discretion, the difference between the value of the agreements outlined above and the value of the modified agreements.

                             Desert Golden Sun, LLC
                            1055 E. Tropicana Avenue
                                    Suite 200
                             Las Vegas, Nevada 89119

                                  July 15, 1997

Pete Cladianos, Jr.
345 North Arlington Avenue
Reno, Nevada 89501

Dear Pete:

         By execution of this letter agreement amendment ("Amendment "), each of the undersigned shareholders (the "Shareholders") of The Sands Regent (the "Company") hereby agrees to amend the Letter Agreement dated June 27, 1997, between Desert Golden Sun, LLC (the "Purchaser") and the Shareholders (the "Letter Agreement"). Any capitalized words not defined herein will have the meaning ascribed to them in the Letter Agreement. Sections 1 and 6 of the Letter Agreement are amended in their entirety to read as follows:

          1. Consideration for the Purchase. As consideration for entering into this Letter Agreement, the Purchaser shall pay to the Shareholders an aggregate amount of $100.00. Within Five (5) days of the date of this Letter Agreement, the
                    Purchaser shall place in escrow, upon terms mutually agreeable to the parties hereto, $499,900.00 (the "Escrow Amount"). The Purchaser shall have Twenty-One (21) days from the date of this Letter Agreement to commence proceeding for approval from all appropriate gaming authorities.

                    The purchaser shall have until the Closing to to negotiate with Wells Fargo Bank (the "Bank"), the holder of certain debt owed by the Company (the "Debt"), to receive the Bank's approval of the consummation of the Purchase or to purchase the Debt from the Bank. The Purchaser may also choose to attempt to reach an agreement with the Company to protect the Company from any action by the Bank to accelerate the maturity date of the Debt due to the Closing. If the Purchaser does not receive approval from the Bank and does not reach agreement with the Company, either the Shareholders or the Purchaser shall have the right to terminate this Agreement;

                    The Escrow Amount shall be immediately payable to the Shareholders, and credited toward the Purchase Price, if, on or before the Expiration Date, the Purchaser has received all requisite approvals from all applicable gaming and regulatory authorities with respect to the Purchase. The Escrow Amount shall be payable to the Shareholders if the Purchase is not consummated as a consequence of the Purchaser's breach of any representation, warrant or covenant set forth herein. The Escrow Amount shall not be payable to the Shareholders and it shall be refunded to the Purchaser by the Shareholders if previously distributed, if any approvals received from gaming authorities have been rescinded or cease to be in effect or if the Shareholders have breached any representation, warranty or covenant set forth herein, or if the Purchaser is not able to reach agreement with the Bank or the Company regarding the Debt as outlined in the above paragraph.

          6.        Definitive  Documentation:  Best Efforts;  Control of Board.
                    Each of the Shareholders jointly and severally agrees to cause the Company to make available to the Purchaser and its representatives, such information as the Purchaser may reasonably request. Except as may be required by applicable law or applicable regulatory or governmental authorities and regulations, non-public information thus obtained by the Purchaser will be treated as confidential and, if the Purchase is not consummated, all documents or copies thereof obtained by the Purchaser will be returned to the Company or the Shareholders. Each of the Shareholders jointly and severally agrees to use best efforts to enter into definitive documentation prior to the Expiration Date and to cooperate with the Purchaser and the applicable gaming and regulatory authorities in obtaining prior to the Expiration Date all requisite approvals from such authorities for the Purchase. The shareholders jointly and severally agree to use their best efforts to assist the Purchaser in gaining control of the Company's board of directors promptly after the Closing. The Shareholders agree, prior to Closing, to take all actions within their power, to move the next annual meeting of the shareholders of the Company to as soon as is practicable after the Closing, and to ensure that a majority of the board of directors will be elected at that annual meeting.


          If this Amendment accurately reflects our understanding, please so indicate by signing the original and duplicate of this letter and returning a fully executed copy to the undersigned.


                                         Very truly yours,

                                         Desert Golden Sun, LLC


                                         By:  /s/ Shawn Scott
                                              ______________________________
                                              Shawn Scott, Manager




/s/ Pete Cladianos, Jr.                  /s/ Pete Cladianos, Jr.
__________________________________       ___________________________________
PETE CLADIANOS, JR., Trustee             PETE CLADIANOS, JR., Trustee of the
of the Pete Cladianos, Jr. Trust         Pete Cladianos, Jr. Trust
FBO Allison Cladianos                    FBO Leslie Cladianos


/s/ Pete Cladianos, Jr.                  /s/ Katherene Johnson Latham
__________________________________       _______________________________________
PETE CLADIANOS, JR., Trustee             KATHERENE JOHNSON LATHAM, Trustee
of the Antonia Cladianos II Grantor      of the Katherene J. Latham 1988 Trust
Retained Annuity Trust                   (Living Trust)


/s/ Pete Cladianos, Jr.                  /s/ Deborah R. Lundgren
__________________________________       _______________________________________
PETE CLADIANOS, JR., Trustee             DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos, Jr. Trust         of the Deborah R. Lundgren 1986 Trust
FBO Antonia Cladianos II                 (Living Trust)


/s/ Pete Cladianos, Jr.                  /s/ Deborah R. Lundgren
____________________________________     _______________________________________
PETE CLADIANOS, JR., Trustee             DEBORAH R. LUNDGREN, Trustee
of the Katherene Johnson Latham Trust    of the Gregory Kent Lundgren Trust
FBO Antonia Cladianos II



/s/ Pete Cladianos, Jr.                  /s/ Deborah R. Lundgren
____________________________________     _______________________________________
PETE CLADIANOS, JR., Trustee             DEBORAH R. LUNDGREN, Trustee
of the Second Amended                    of the Pete Cladianos, Jr. Trust
Antonia Cladianos II Trust               FBO Gregory K. Lundgren


/s/Pete Cladianos, Jr.                   /s/ Deborah R. Lundgren
____________________________________     _______________________________________
PETE CLADIANOS, JR., Trustee             DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos III Grantor        of the Katherene Johnson Latham Trust
Retained Annuity Trust                   FBO Gregory K. Lundgren

/s/Pete Cladianos, Jr.                   /s/ Deborah R. Lundgren
___________________________________      _______________________________________
PETE CLADIANOS, JR., Trustee             DEBORAH R. LUNDGREN, Trustee
of the Pete Cladianos Jr. Trust          of the Katherene R. Lundgren Trust
FBO Pete Cladianos III



/s/Pete Cladianos, Jr.                   /s/ Deborah R. Lundgren
___________________________________      _______________________________________
PETE CLADIANOS, JR., Trustee             DEBORAH R. LUNDGREN, Trustee
of the Katherene Johnson Latham Trust    of the Pete Cladianos, Jr. Trust
FBO Pete Cladianos III                   FBO Katherene R. Lundgren


/s/ Pete Cladianos, Jr.                  /s/ Deborah R. Lundgren
___________________________________      _______________________________________
PETE CLADIANOS, JR., Trustee             DEBORAH R. LUNDGREN, Trustee
of the Second Amended                    of the Katherene Johnson Latham Trust
Pete Cladianos III Trust                 FBO Katherene R. Lundgren


/s/Pete Cladianos, Jr.                   /s/ Deborah R. Lundgren
___________________________________      _______________________________________
PETE CLADIANOS, JR., Trustee             DEBORAH R. LUNDGREN, Custodian
of the Leslie Cladianos Grantor          for Katherene R. Lundgren under Nevada
Retained Annuity Trust                   Uniform Transfers to Minors Act


/s/Pete Cladianos, Jr.                   /s/ Pete Cladianos, Jr.
___________________________________      _______________________________________
PETE CLADIANOS, JR., Trustee             PETE CLADIANOS, JR., Trustee
of the Katherene Johnson Latham Trust    of the Pete Cladianos, Jr. Living Trust
FBO  Leslie Cladianos



PETE CLADIANOS, JR.                      PETE CLADIANOS, III

                             DEMAND PROMISSORY NOTE

$500,000.00                                                 New York, New York
                                                            July 16, 1997


     ON DEMAND, the undersigned, Desert Golden Sun, LLC, a Nevada limited liability company (the "Borrower"), HEREBY PROMISES TO PAY to the order of Madeleine LLC (the "Lender"), (i) the principal sum of Five Hundred Thousand Dollars ($500,000.00) or, if less, the aggregate unpaid principal amount of the Loan (as hereinafter defined) made by the Lender to the Borrower, and (ii) interest on any and all principal amounts remaining unpaid hereunder from time to time outstanding, from the date hereof until such principal amounts become due, to be added to the principal amount of the Loan (commencing on July 1,
1997) while any principal amount remains unpaid hereunder and on the day of demand, at rate per annum of 15%.

I. (a) Any amount of principal of and (to the extent permitted by law) interest on any Loan that is not paid on demand shall bear interest from the day when due until such amount is paid in full, payable on demand, at an interest rate per annum of 20% (the "Default Rate"). All interest shall be computed on the basis of a year of 360 days for the actual number of days (including the first day but excluding the last day) elapsed. Notwithstanding any other provision of this Note, interest paid or becoming due hereunder shall in no event exceed the maximum rate permitted by applicable law.

     (b) This Note evidences the loan (the "Loan") that the Lender made to the Borrower on the date hereof. The Lender may conclusively rely on the borrowing resolutions of the Borrower's managing member previously delivered to the Lender, as such resolutions may be amended or superseded from time to time, provided that any such amending or superseding resolutions shall have been certified by the Secretary or an Assistant Secretary of the Borrower, and a copy thereof, so certified, shall have been delivered to the Lender. The Loan shall be conclusively presumed to have been made to or for the benefit of the Borrower.

     (c) The Lender shall maintain an account on its books in the name of the Borrower (the "Loan Account") on which the Borrower will be charged with the Loan, including all accrued interest, all fees, all expenses incurred by Lender in connection with this Note and the transactions contemplated thereby and any other obligations of Borrower to Lender. The Borrower authorizes the Lender to charge the Loan Account with such interest, fees, expenses and other obligations and acknowledge that such charges will be made at Lender's discretion and shall constitute a further Loan to the Borrowers.

     (d) If any amount payable hereunder shall be due on a Saturday, Sunday or other day on which natural banks are required or authorized to close (any other day being a "Business Day"), such payment may be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest payable hereon.

     (e) Both principal and interest are payable in lawful money of the United States and in immediately available funds at the offices of the Lender located at 450 Park Avenue, 28th Floor, New York, N.Y. 10022, or at such other place as the Lender shall designate in writing to the Borrower. Payments received by the Lender after 2:00 p.m. New York City time on a Business Day will be deemed to be received on the next Business Day.

     (f) The Borrower may prepay the Loan under this Note, in whole at any time, without penalty or premium, such prepayment to be accompanied by the payment of accrued interest to the date of such prepayment on the amount prepaid.

II. The Borrower represents and warrants as follows: (a) it is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Nevada; (b) the execution, delivery and performance by the Borrower of this Note and each other instrument, agreement and other document delivered by the Borrower to the Lender in connection with this Note (the Note, together with all such other agreements, instruments and other documents, are hereinafter referred to individually as a "Document" and collectively as the "Documents") are within the Borrower's powers, have been duly authorized by all necessary action, and do not contravene the Borrower's operating agreement; (c) no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by the Borrower of any Document; and (d) each Document constitutes the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms.

III. The Lender may at any time (in its sole and absolute discretion) (i) declare the outstanding principal amount of this Note and all other amounts due under this Note to be immediately due and payable, whereupon the outstanding principal amount of all Loans under this Note and all such other amounts shall become and shall be forthwith due and payable, without diligence, presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, and (ii) exercise any and all of its other rights under applicable law, under this Note and under the other Documents.

IV. All payments made by the Borrower under this Note will be made without setoff, counterclaim or other defense.

V. (a) All notices or other communications provided for hereunder shall be in writing (including telecommunications) and shall be mailed, telecopied, telexed, telegraphed or delivered to the Borrower at the address of the Borrower set forth next to its signature, or at such other address as may hereafter be specified by the Borrower to the Lender (at its address set forth herein) in writing. All notices and communications shall be effective (i) if mailed, when received or three days after mailing, whichever is earlier, (ii) if telecopied, when transmitted, and (iii) if delivered, upon delivery.

     (b) No failure on the part of the Lender to exercise, and no delay in exercising, any right, power, privilege or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof by the Lender preclude any other or further exercise thereof or the exercise of any other right, power, privilege or remedy of the Lender. No amendment or waiver of any provision of this Note, nor consent to any departure by the Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     (c) Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

     (d) The Borrower hereby agrees to pay on demand all costs and expenses (including, without limitation, all fees, expenses and other client charges of counsel to the Lender) incurred by the Lender in connection with (i) the preparation, execution, delivery, administration and amendment of this Note and the other Documents, and (ii) the enforcement of the Lender's rights, and the collection of all amounts due, hereunder.

     (e) This Note shall be governed by, and construed in accordance with, the laws of the State of New York.


                                          DESERT GOLDEN SUN, LLC



                                          By:/s/ Shawn Scott
                                             _________________________________
                                             Name:  Shawn Scott
                                             Title:  Managing Member


                                Address:

                                             1055 East Tropicana Ave., Suite 200
                                             Las Vegas, Nevada  89119
                                             Attention:  Mr. Shawn Scott

                                             Telephone:  702-891-9400
                                             Telecopier:  702-891-9401